July 29, 2011

Attn:  Martin James
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC  20549

RE:           Applied Minerals, Inc. File No. 000-31380
 Response to SEC Comment Letter dated July 1, 2011

Dear Mr. James:

On behalf of Applied Minerals, Inc., I am writing in response to your comment letter dated July 1, 2011, as referenced above.  As noted in your correspondence, such comments include the filings for Form 10-K for Applied Minerals, Inc.’s fiscal year ended December 31, 2010, and Form 10-Q for the quarterly period ending March 31, 2011.  I am hopeful that this letter will assist in clarifying the items set forth in your correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2010:

Item 6.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 12

Results of Operations, page 14

1.
Comment: Please reconcile the total operating expenses for 2009 of $6,701,498 in the second paragraph of this section with the company’s statements of operations on page F-24, which shows the total operating expenses of $6,025,299 in 2009.

Response: We have reviewed the filing and financial information and find that the amount reported on page 14 as total operating expenses was made in error.  The amount listed was actual net operating income, not total operating expenses.  As such, the correct amount is $6,025,299.  The amended filing will reflect this change.

2.
Comment: Please tell us the total number of legal expenses included in your statement of operations for each of 2009 and 2010 (including both operating expenses and non-operating income and expenses).  Please tell us the nature and amount of the significant components of these expenses.  Discuss your consideration of the disclosures required by Item 303(A)(3) of Regulation S-K and Instructions 3 and 4 thereof.  Please also refer to Section III of SEC Release 33-8350.

Response: Total legal expenses for 2009 and 2010 were $2,054,095 and $370,763, respectively.  These expenses are included in the general and administrative expense line item of the Company’s Consolidated Statement of Operations and Comprehensive Loss.  For the year 2009 we spend approximately $1.8 million on legal matters related to general corporate issues, the resolution of an SEC investigation into the actions of the Company’s previous management, and the resolution of a class action lawsuit filed against the Company.  The general corporate issues included, among other things, work performed to bring the Company into full compliance with respect to the delinquent filing of its financial reports, the drafting and filing of its 2009 Proxy Statement and the drafting and filing of a Form S-1 to register the sale of certain securities.  The remainder of the legal expenses incurred during 2009 was related to: (i) the resolution of certain lawsuits ($0.15 million), the negotiation of certain contracts ($0.05 million), establishing ownership of the Dragon Mine property ($0.03 million), and the filing of certain patents ($0.02 million).

Of the $370,763 spent on legal services, approximately $0.31 million was spent on services related to general corporate matters such as the review of financial reports, the drafting and filing of our 2010 Proxy Statement, the drafting and filing of a Form S-1 to register certain securities, and other general corporate matters.  The remainder of the legal expense incurred during 2010 was related to (i) the filing of certain patents ($0.03 million) and (ii) fees related to mediation between the Company and one of its law firms ($0.02 million).

With respect to Item 303(A)(3) we have described the components of the company’s legal expenses in 2009 and 2010 so a reader would be able to differentiate those that are “normal course” from those that would be considered unusual.  With respect to instructions 3 and 4, we have described the nature of the legal expenses incurred during 2009 and 2010 so that a reader may identify what would not be incurred in 2010 as compared to 2009.  For example, the significant decline in legal expense in 2010 was due to the elimination of costs associated with the settlement of a class action and other lawsuits and the legal review required to file delinquent financial reports with the SEC that had been incurred in 2009.  With respect to Section III of SEC Release 33-8350 we believe the detail we’ve provided regarding our legal expense incurred in 2009 and 2010 is material and necessary for a reader to understand the reason for the significant decline.

Liquidity and Capital Resources, page 15

3.
Comment: Please reconcile the disclosure that your activities have been financed from the sale of equity securities with the company’s statement of cash flows on page F-28, which shows no source of cash from the sale of equity securities.

Response: The amended filing will contain modified language to read “…our activities have been financed primarily the issuance of convertible debt (borrowings) as needed” to better reflect the sources of cash inflows (non-operating).

Item 8A.  Controls and Procedures, page 16

4.
Comment: We note management’s conclusions that disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2010.  Please amend your Form 10-K to include the disclosure of any material weaknesses identified by management as required by Item 308(a)(3) of Regulation SK.

Response: Form 10-K for the period ended December 31, 2010 will be amended to describe the material weakness identified by management.  We have identified the material weakness as the untimely recording of certain invoices sent to the company’s New York office, which, in turn, have had to be delivered to its Idaho office, which is responsible for processing all invoices.  We are in the midst of consolidating our back-office operations at our New York location, which, we believe, will eliminate the possibility of the untimely recording of invoices.

Item 7.  Financial Statements and Supplementary Data, page 16

Report of Independent Registered Public Accounting Firm, page F-21

5.
Comment: Please explain why the report of your independent registered public accounting firm did not opine on the presentation of the financial information for the period from January 1, 2009 (Beginning of Exploration Stage) through December 31, 2010 as shown in your statement of operations and comprehensive loss and statement of cash flows.  We note that these statements are not marked as unaudited.

Response: The comprehensive period from January 1, 2009 through December 31, 2010 was inadvertently excluded from The Report of Independent Registered Public Accounting Firm.  The Report of Independent Registered Public Accounting Firm will be corrected to include the period from January 1, 2009 through December 31, 2010 as part of the amended filing.

6.
Comment: Further, please explain to us why the company included the financial information from the period from January 1, 2009 through December 31, 2010 as shown in your statements of operations and comprehensive loss and statements of cash flows.  As part of your response tell us how you considered and applied ASC 915 and why January 1, 2009 is the beginning of the exploration state.

Answer: Management considered and followed the guidance in ASC 915-10 which states:
Financial statements of development stage entities should generally be prepared and presented in the same manner as those of operating entities.  In addition, such statements shall be identified as those of a development stage entity and include a description of the development activities in addition of the following disclosures:

•	Cumulative net losses in stockholders’ equity section must be identified with a descriptive caption, such as “losses that have accumulated during the development stage.”

•	An additional column reflecting cumulative amounts from the entity’s inception for each line item must be included in the statements of income and cash flows.

•
The disclosure of changes in capital accounts must cover the period from the entity’s inception and include for each issuance of stock, warrants, rights, or other equity securities: (a) the date and number of securities issued (b) the dollar amounts per share or other equity unit and in total assigned (dollar amounts must be assigned to any noncash consideration received), and (c) if noncash consideration in involved, the nature of the consideration and the basis for assigning the amounts.

In addition, management considered the following guidance in ASC 915: A development stage entity is an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exists:

•	Planned principal operations have not commenced; or
•	Planned principal operations have commenced, but there has been no significant revenue from operations.

A development stage entity will typically be devoting most of its efforts to activities such as the following:

•	Financial planning;
•	Raising capital;
•	Exploring for natural resources;
•	Developing natural resources;
•	Research and development;
•	Establishing sources of supply;
•	Acquiring property, plant, equipment, or other operating assets, such as mineral rights;
•	Recruiting and training personnel;
•	Developing markets; and
•	Starting up production.

Applied Minerals discontinued its operation of its contract mining operation on December 31, 2008.  Applied Minerals changed its planned principal operation to development and exploration of its mining property located in Utah on January 1, 2009.

7.
Comment: In the fourth paragraph of their opinion, PMB Helin Donovan, LLP refers to certain conditions that raise “doubts” about the company’s ability to continue as a going concern.  Please request your auditors to tell us how their opinion considered the requirements of AU Section 341.12, which requires the auditor’s conclusion about the entity’s ability to continue as a going concern be expressed through the use of wording that includes the terms substantial doubt and going concern.  Refer to example in AU 341.13.

Answer: The Report of Independent Registered Public Accounting Firm will be corrected to include wording that includes the terms substantial doubt and going concern.

Consolidated Balance Sheets, page F-23

8.
Comment: Please explain why you present a category called other liabilities on your balance sheet, which is not included in either current or long-term liabilities.  Refer to accounting literature you relied upon using this presentation.

Answer: The category “other liabilities” was presented to make convertible PIK notes stand out to the reader of the financial statements.  The notes were not current in nature as the written the parties indicated.  However, the intent of management was to mandatorily convert the debt as soon as was contractually possible.  Although the debt would traditionally be considered long-term (as payments in full extended beyond one year), it was management’s intent to separate out the notes in such a way as to direct the attention of the reader of the financial statements to the disclosures regarding the notes.  Historically, most of the PIK notes have been converted before being outstanding for at least one calendar year unless the terms of the notes have not allowed for conversion before one year after issuance.  The May 2010 notes, for example, were converted eight days after their one-year anniversary of issuance.  The position of management is that the classification of the notes into the category “other liabilities” segregates the debt from other liabilities on the balance sheet thus compelling the reader to focus on the details of the notes.  Upon further review we intend to reclassify this liability as long-term as part of an amended filing.

9.	Comment: Please also explain why you present accumulated deficit prior to exploration stage and during exploration stage. Refer to the accounting literature you relied upon in using this presentation.

Answer: Using the guidance of ASC 915-210-45, we present cumulative losses from the exploration stage on the face of the balance sheet with the description “accumulated deficit during the exploration stage.”  Such amount correlates to the cumulative column on the consolidated statements of operations and comprehensive loss.  The exploration stage for the company began January 1, 2009 and the company has been in the exploration from that date to present.  However, prior to the exploration stage, the company generated operating revenues through contract mining.  The cumulative amounts of accumulated deficit from the inception of the company through the end of the operating stage are disclosed on the face of the balance sheet with the description “accumulated deficit before the exploration stage.”  Once the company becomes operating, the line items will be combined and presented as “Accumulated Deficit (or Retained Earnings, if conditions warrant).”

Consolidated Statements of Operations and Comprehensive Loss, page F-24

10.	Comment: Please explain why you classified the following line items within other non-operating income and expense. Tell us why the nature of these amounts relates to non-operating activity.

Answer: Income and expenses from operations are those items related to the principal business activity of an entity.  In the case of the company, this includes the cost of exploration, corporate governance, and all direct overhead items (e.g. utilities).  The three items in question were specifically excluded from operations because they occurred despite operations, not as a resultant of operations and all three are irrelevant with respect to operational activities.

The stock awards that prompt the item “loss on revaluation of stock awards” exist as part of a compensation agreement with two former executives, Robert Dumont and John Gaensbauer.  The former executives were to receive stock as a signing bonus in 2007 with their compensation agreement and such shares were accrued as a compensation-related liability but had yet been issued when the former executives quit their jobs.  The related loss (or, in some cases, the related gain) on the revaluation of the stock awards is associated with compensation due to former officers and, thus, not individuals who assist in the daily operations of the company.  Therefore, it has been deemed to be non-operational expense and not included in operations.  In a related item, during 2010, one of the former executives, Robert Dumont, reached an agreement to forfeit his right to his stock award, thus creating a write down of the liability.  The related gain on stock award forfeiture was deemed to be outside the course of normal business, thus being treated as non-operational expense.  The company has yet to resolve the outstanding stock award issue with the second former executive, John Gaensbauer.

The net proceeds (expenses) from legal settlement represent amounts associated with the defense and final settlement by the company and former officers of the company with regards to a class action lawsuit brought forth by shareholders.  The lawsuit was not related to operations and, thus, was classified as non-operational expense.

Consolidated Statements of Stockholders’ Equity (Deficit), page F-27

11.
Comment: We note that the line item in fiscal 2010 relating to the shares issued for directors’ fees and other services do not add across the total presented.  In future filings, including any amendments, please ensure that your financial statements properly foot and cross-foot.

Reponse: The amended filing will correct the mathematical error.

12.
Comment: Please reconcile the total allocated to the issuance of common stock for conversion of debt including accrued interest of $2,343,922 in 2010 with the amount shown at the bottom of page F-28 for the conversion of debt and accrued interest to common stock of $2,457,500.

Response: The amended filing will contain a correction to a typographical error on the Consolidated Statement of Cash Flows labeled “conversion of debt and accrued interest to common stock.”  In addition, the cumulative column has been updated to compensate for this error.

Statement of Cash Flows, page F-28

13.
Comment: We note that you reconcile net loss excluding the non-controlling interest in losses of subsidiary to net cash provided by (used in) operating activities.  Please note that ASC 230-10 requires you start a statement of cash flows prepared under the indirect method with “net income.”  Please amend your Form 10-K to include a statement of cash flows that complies with that guidance.

Response: The amended filing will conform with ASC 230-10.

14.	Comment: As a related matter, tell us the entity that you are accounting for as a non-controlling interest including the related ownership structure.

Response: The entity consolidated into the company’s financial statement is Park Copper and Gold Mining Company Limited (“Park Copper”), an Idaho corporation that holds several patented and unpatented mining claims near or adjacent to the company’s property in North Idaho.  The company owns 53% of the outstanding stock of Park Copper and, as such, consolidates Park Copper’s financial information (including accounting for non-controlling interest).

Note 3.  Summary of Significant Accounting Policies, page F-29

Cash and Cash Equivalents, page F-29

15.
Comment: Please tell us how your definition of cash equivalents considered ASC 835-30-35-2 which states that, generally, only investment with original maturities of three months or less qualify under that definition.

Response: The amended filing will conform to the definition of cash and cash equivalents pursuant to ASC 305-10.

Convertible Debt, page F-30

16.
Comment: Please explain why you define conventional convertible debt as providing for a rate of conversion that is below market value.  Tell how you considered ASC 815-40-25-39 which states that a conventional convertible debt instrument is an instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).  Discuss why your definition is important and consider as part of your evaluation of the beneficial conversion of the debt, which is discussed in ASC 470-20.

Response: We believe the Convertible PIK Notes meet all the requirements of a conventional convertible security as defined by ASC 815-40-25-39.  The terms of our Convertible PIK Notes enable the holder to only realize the value of the conversion option by exercising the option (converting the principal and accrued interest of the note) and receiving the entire proceeds in a fixed number of shares of the Company or the equivalent amount in cash (at the discretion of the company).  The Company has the option of paying the semi-annual interest due these notes in either cash or additional notes with identical terms (paid-in-kind or “PIK”).  When paying interest by issuing additional Convertible PIK Notes, more often than not, the market price of the common stock is higher than the conversion price of the newly issued note.  Under this scenario, a beneficial conversion feature exists with respect to the newly issued note as described in ASC 470-20.

17.
Comment: Further, please discuss how your accounting policy considered ASC 470-20-25-5 which states that you should recognize an embedded beneficial conversion feature present in a convertible instrument separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.  Further, under ASC 470-20-30-5 through 30-8, you should determine the intrinsic value based on the effective conversion price and, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, then you should limit the amount of the discount assigned to the beneficial conversion feature to the amount of the proceeds allocated to the convertible instrument.

Response: After reviewing ASC 470-20-25-5, we will amend our 2010 Form 10-K with the following changes to the Amortizable Discount section of NOTE 7 – CONVERTIBLE DEBT (PIK NOTES): In connection with the issuance of convertible debt from December 2008 through July 2009, the Company recorded an amortizable discount totaling $365,341 and credited additional paid-in capital by the same amount related to the beneficial conversion feature of the PIK Notes issued during that period. The Company amortizes the debt discount, straight-line over the life of the debt.  In the event of conversion before note maturity, any remaining amortizable discount is immediately expensed. During the years ended December 31, 2010 and 2009, total expense related to amortizable discount was $2,194 and $363,147, respectively.

18.	Comment: In this regard, please show us how you calculated the intrinsic value of the beneficial conversion feature of the PIK notes of $365,341 (page F-35).

Response: The $365,341 of beneficial conversion feature was related to the payment of interest payments in additional PIK Notes on notes issued from December 2008 through July 2009.  The additional PIK Notes issued as interest payments have the same terms, including conversion price, as the originally issued notes.  The beneficial conversion features have arisen because the additional PIK Notes issued as interest payments have had conversion prices below the market price of the company’s common stock at the time of the issuance of the notes.  From December 2008 through July 2009, we issued four series of PIK Notes (December 2008, April 2009, May 2009 and July 2009) totaling $4.05 million of proceeds.

The December 2008, April 2009 and May 2009 series were issued interest payments in 2009 through the issuance of additional PIK Notes and the total principal and accrued interest of each series was converted into stock of the company in November 2009.  The July 2009 series also received a PIK Note interest payment in 2009 and was converted into common stock in February 2010.  The calculation of $365,341 of beneficial conversion feature that arose in 2009 was the summation of the issuances of the four series of PIK Notes to approximately 22 different individuals who owned them in different principal amounts.

The following is an example of the calculation of the beneficial conversion feature for one individual who purchased $100,000 principal amount of the April 2009 Series 10% PIK-Election Notes with a conversion price of $0.35 per share.  The note was issued on April 7, 2009, a day on which the market price of the company’s stock closed at $0.25 per share, which implies no beneficial conversion feature existed.  The company paid a semi-annual interest payment on June 15, 2010 to the holder by issuing $1,667 face amount of additional PIK Notes with a $0.35 conversion price.  The market price of the stock on June 15, 2010 was $0.48 per share, which resulted in a beneficial conversion feature of approximately $619 ([$1,667/$0.35]*[$0.48-$0.35]).  We used this method to calculate the BCF in 2009 for all the issuances referenced in this response.

Earnings (Loss) per Share, page F-30

19.
Comment: Please show us how you calculated the weighted average shares for 2010 of 68,396,770.  We note that you had common stock outstanding of 69,781,351 shares and 69,704,393 shares as of December 31, 2009 and 2010, respectively.  Refer to ASC 260-10-55-2.

Response: The calculation for weighted average shares outstanding is as follows:
	# shares	Balance	# days o/s	Weighted
Balance, 1-1-2010		69,781,351
1/1/2010 - Issuance	16,722	69,798,073	19	3,633,324
1/19/2010 - Forfeiture	(3,044,083)	66,753,990	21	3,840,641
2/9/2010 - Issuance	324,193	67,078,183	50	9,188,792
4/1/2010 - Issuance	6,313	67,084,496	82	15,071,037
6/22/2010 - Issuance	2,133,307	69,217,803	6	1,137,827
6/28/2010 - Issuance	5,625	69,223,428	3	568,960
7/1/2010 - Issuance	8,571	69,231,999	30	5,690,301
7/31/2010 - Issuance	3,465	69,235,464	31	5,880,272
8/31/2010 - Issuance	6,316	69,241,780	24	4,552,884
9/24/2010 - Issuance	4,167	69,245,947	6	1,138,290
9/30/2010 - Issuance	3,125	69,249,072	1	189,723
10/1/2010 - Issuance	12,500	69,261,572	29	5,502,974
10/29/2010 - Issuance	2,941	69,264,513	24	4,554,379
11/22/2010 - Issuance	432,509	69,697,022	8	1,527,606
11/30/2010 - Issuance	2,941	69,699,963	28	5,346,846
12/28/2010 - Issuance	4,430	69,704,393	3	572,913

	Weighted Average Outstanding, 12-31-2010			68,396,770

On January 19, 2010, a forfeiture of common shares outstanding of 3,044,083 occurred and such shares, when surrendered, were returned to unissued shares.  This created a significant decrease in outstanding stock for a period extending over five months, which, when weighted, caused weighted average to dip below actual outstanding shares.

The company calculates weighted average outstanding based upon number of days outstanding, as prescribed in ASC 260-10-55-2.

Impairment of Assets, page F-31

20.
Comment: You disclose that long-lived assets are measured at the lower of carrying amount of fair value less cost to sell.  Under property and equipment, you disclose that those long-lived assets are carried at cost.  Please reconcile.

Response: The amended filing will reflect consistent language regarding long-lived assets as discussed under “Impairment of Assets” and “Property and Equipment.”

21.
Comment: Further, please tell us how your policy considered ASC 360-10-35-16 through 35-17 and ASC 360-10-35-37 through 35-43.  Discuss your accounting policy for assets to be held and used versus assets held for sale.  For example, under ASC 360-10-35-43, you should measure long-lived assets classified as held for sale at the lower of the carrying amount or fair value less cost to sell.   Under ASC 360-10-35-17, for long-lived assets to be held and used, you should recognize an impairment loss only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value.  In that case, you should measure an impairment loss as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

Response: The amended filing will clarify both holding values and impairment of long-lived assets, segregating such valuations for assets that are part of continuing operations (ASC 360-10-35-17) versus assets held for sale (ASC 360-10-35-43).

Note 5.  Stock Award Payable, page F-33

22.
Comment: Please summarize the significant terms of the stock awards and tell us how you are accounting for these awards.  Cite the accounting literature upon which you relied.  Please also explain the method used to value the awards.

Response: In July 2007, Robert Dumont was awarded common stock as part of his employment agreement with the Company.  Per the terms of his employment agreement, Mr. Dumont was to receive a total of 500,000 shares of the Company’s common stock, subject to certain conditions.  The shares were to be issued on the anniversary date of his employment agreement, in various increments.  Per the employment agreement, the first 250,000 shares of common stock vested upon signing of the agreement on July 9, 2007.

At that time, the Company recorded a liability of $685,000 in stock awards payable although the stock had not yet been issued.  On November 28, 2007, Mr. Dumont resigned from his position as CEO and as a member of the board of directors.  Upon his resignation, the remaining, unvested stock award of 250,000 shares, per the terms of his employment agreement, was forfeited.
The 250,000 shares that had vested remain on the Company’s balance sheet as a stock award payable.  During 2010, one of the former executives, Robert Dumont, reached an agreement to forfeit his right to his stock award, thus creating a write down of the liability.

In August 2007, John Gaensbauer, the then Executive Vice President of Business Development of the Company, was awarded common stock as part of his employment agreement with the Company.  Per the terms of his employment agreement, Mr. Gaensbauer was to receive a total of 250,000 shares of the Company’s common stock, subject to certain conditions.  The shares were to be issued on the anniversary date of his employment agreement, in various increments.  Per the employment agreement, the first 100,000 shares of common stock vested upon signing of the agreement on August 8, 2007.  At that time, the Company recorded a liability of $241,000 in stock awards payable although that stock had not been issued.   On November 28, 2007, Mr. Gaensbauer resigned from his position as CEO and as a member of the board of directors.  Upon his resignation, the remaining, unvested stock award of 150,000 shares was forfeited.  The 100,000 shares that had vested remain on the Company’s balance sheet as a stock award payable.

Under the requirements of ASC 505-50-30-2 and 30-6, the award was recorded on the grant date at fair (market) value per share as such value was the most reliable measurement tool.  However, the shares were not issued immediately to Messrs. Dumont and Gaensbauer.  The Company reviews the value of the stock award and adjusts the carrying value to market based on the closing price of the Company’s common stock on the last day of the quarter.  Any adjustment made to the carrying value of the stock award is recorded as a gain or loss on revaluation of stock awards.

Note 6.  Notes and Leases Payable, page F-34

Operating Leases, page F-34

23.
Comment: We note that the rental payments for your executive office are paid for by Material Advisors, LLC.  Please tell us whether your financial statements reflect all costs of doing business, including those costs incurred by others on your behalf.  Refer to SAB Topic 5.T.

Response: Material Advisors, LLC (“MA LLC”), per the terms of a Management Agreement filed as a Form 8-K on January 6, 2009, is paid $83,333.33 per month to provide services to Applied Minerals, Inc. (the “Company”) that are customarily provided by senior management, including the services of a Chief Executive Officer but not including the services of a Chief Financial Officer.  MA LLC is responsible, not only for the salary and benefits of the three management personnel it provides the Company but also for the travel, entertainment, office, marketing, and other expenses incurred by MA LLC as part of providing its services.  During 2010, due to the continued difficulty in attracting a qualified Chief Financial Officer as the Company executed a financial and operational turnaround, MA LLC provided the services of a Chief Financial Officer to the Company.  During 2010, MA LLC spent approximately $559,500 on compensation and benefits related to the managerial personnel it provided the Company and spent approximately $440,500 on other costs related to do business such as marketing, travel, entertainment, the renting and equipping of a corporate office in New York, N.Y., and the salary and benefits associated with providing the Company a chief Financial Officer. With respect to SAB Topic 5.T, our financial statements reflect the $83,333.34 fee paid monthly to MA LLC as an expense but no detail associated with business cost absorbed by MA LLC with respect to the fee are described.  We plan to break out the business costs absorbed by Material Advisors, LLC in our future filings.

Note 7.  Convertible Debt (PIK Notes), page F-35

24.
Comment: We note that the conversion rate varies between $0.35 and $1.00.  Please tell us how the conversion rate was determined for each issuance of PIK notes.  In this regard, explain whether the conversion rate was above, at or below the market of the common stock on the date of issue.

Response: The conversion rates of the Convertible PIK Notes issued between December 2008 and October 2010 were set a premium to the per share market price of the common stock of the Company at the time of issuance.  The conversion rates were determined as a result of negotiations between the Company and the prospective buyers of the Convertible PIK Notes.

25.	Comment: Please clarify whether the conversion rate is fixed and whether there are any terms under which the conversion rate may be adjusted

Response: The conversion rates of the Convertible PIK Notes are fixed and there exist no circumstances under which they may be adjusted.

26.
Comment: In future filings, including any amendments, please disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented consistent with ASC 470-10-50-1.

Response: We plan to disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet.

27.
Comment: We note that issuance costs relating to obtaining financing are recorded as a discount on debt.  Please tell us how your classification of these items considered ASC 835-30-45-1A through 45-4 which states that issue costs should be reported in the balance sheet as deferred charges and not as a discount on debt.  Further, it states that a note discount is not a liability separable from a note that gives rise to it and should be reported in the balance sheet as a direct deduction from the face amount of the note.  Refer to ASC 835-30-55-8.

Response: Management will correct the presentation of the discount to net with the convertible debt as required by ASC 835-30-45-1A which states: The discount or premium resulting from the determination of present value in cash or noncash transactions is not an asset or liability separable from the note that gives rise to it.  The discount or premium shall be reported in the balance sheet as a direct deduction from or addition to the face amount of the note.  It shall not be classified as a deferred charge or deferred credit per ASC 835-30-55-8.

28.	Comment: Also, discuss your consideration of ASC 835-30-45-2 which requires that the description of the note include the effective interest rate.

Response: The amended filing will to take into consideration the disclosure of effective interest rate as required by ASC 835-30-45-2.

29.	Comment: We note you reference the use of the straight-line method of amortization for the debt discount. Please tell us how you considered 835-30-35-4.

Response: ASC 835-30-35-4 allows for amortization methods different than the interest method if the difference in the charge is immaterial.  Calculations of taking amortization straight-line over the life of the debt versus using the interest method was evaluated and showed that a variance between both methods netted a difference of approximately $4,600.  As such, that amount is immaterial to the financial statements.  In addition, the conversion of the notes associated with the discount has made it such that the discount is fully discounted in an accelerated manner (e.g. conversion of debt occurs at approximately one year after the debt is issued).  This created a brief, immaterial difference between both methods and, thus, management elected the straight-line method of amortization for ease of recordkeeping and disclosure.

Note 8.  Stockholders’ Equity, page F-35

30.
Comment: We note you granted options to outside consultants.  If applicable in future filings, including any amendments, please disclose how you determined the fair value of the options issued.  Refer to FASB ASC 505-50-50 and 718-10-50.

Response: We value options to consultants based on the Black-Scholes Option Pricing Model and will describe the inputs we use to determine the price of the option in future filings.

Note 9.  Options and Warrants to Purchase Common Stock, page F-38

31.
Comment: We see that you issued warrants during 2009 and 2010.  Please summarize the significant terms of the warrant agreements, including whether the warrants may be net settled or settled in cash and also whether there are any down round provision where the exercise price resets in the event you issue securities at a lower price.  Please also tell us how you considered the guidance in ASC 815-10 and 815-40 in assessing whether the warrants should be accounted for as equity of liabilities.

Response: In 2009 we issued 260,000 warrants to purchase common stock.  Of the 260,000 warrants to purchase common stock issued in 2009, (i) 100,000 warrants were issued in April 2009 with a strike price of $0.35 per share, a term of five years and a vesting period of twelve months and (ii) 160,000 warrants were issued in October 2009 with a strike price of $1.00 per share, a term of five years and were immediately vested.  In 2010 we issued 319,340 options to purchase common stock.   Of the 319,340 warrants to purchase common stock issued during 2010 (i) 180,000 warrants were issued in October 2010 with a strike price of $1.00 per share and were immediately vested; and (ii) 139,340 warrants were issued in October 2010 with a strike price of $0.75 per share with a vesting period over twelve months.

The warrants can be net settled.  The warrants have a traditional anti-dilution provision under the scenario that the company issue rights, options, or warrants to all holders of the company’s common stock (and not to the holder of the warrants) entitling them to subscribe for or purchase shares of common stock at a price per share less than the VWAP at the record date of the warrants. As subscribed by ASC 815-40-25-1(a), the warrants would be considered an asset or liability if the contract required a net cash settlement.  The warrants do not require such net cash settlement.  As an option, the contracts contain the ability for the warrant holder to settle the contract in common stock, and, as such, ASC 815-40-25-1(b) then defines the contract as equity.

Note 10.  Income Taxes, page F-38

32.	Comment: We refer to the table describing the tax effect of temporary differences. Please tell us if there were any other temporary differences that gave rise to a deferred tax asset.

Response: There were no known temporary differences to report other than the net operating losses already disclosed.

Note 12.  Commitments and Contingencies, page F-40
Environmental Matters, page F-40

33.
Comment: Please tell us the nature of any remediation activities the company will be required to perform.  Discuss why the company cannot reasonably estimate any reclamation or remediation liability that may occur.  Tell us how you considered ASC 410-30.

Response: Per ASC 410-30, the company has not received any request, order, or other contact with reference to specifically required environmental remediation.  However, the nature of the industry in which the company participates makes it such that there is a high probability that, upon completion of mine site exploitation, remediation will be necessary to close the mine property.  It is not possible at this time to estimate future reclamation liabilities because (a) specific remediation requirements are not defined, (b) the life span of the mine is unknown, and (c) the extent/method of exploitation is not fully defined as the company continues the exploration stage.  The uncertainty and unknown longevity has made it impracticable to estimate future liabilities.

Litigation, page F-40

34.
Comment: You disclose that you record accruals for contingencies when it is probable that a liability will be incurred and the amount of loss is reasonably estimated.  Please tell us how you considered ASC 450-20-25-2 which states that you should accrue for an estimated loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Response: The amended filing will include correct language prescribed by ASC 450-20-25-2.

35.
Comment: We note your reference to the settlement of a class action lawsuit (page 14), a gain related to the reduction of outstanding legal expenses through a mediated settlement (page 14), the write-down of approximately $300,000 of accrued legal expenses (page 15), and a decline in legal fees of $1,655,000 between 2009 and 2010 (page 14).  Given these various references, please tell us how the company considered its disclosure requirements under ASC 450-20-50.

Response: We did not consider the disclosure requirements under ASC 450-20-50 because the size of the class action settlement could not be reasonably estimated.  The gain related to the reduction of outstanding legal expenses through a mediated settlement referenced on page 14 and page 15 was not a value that we could have reasonably estimated until the mediation was concluded.  Up until the conclusion of the mediation, we had carried the full legal expense liability on our balance sheet.  The decline in legal fees between 2009 and 2010 as reference on page 14 had to do with elimination of legal work need to move toward a resolution of the class action lawsuit filed again the Company.

Exhibit 31.1 and 31.2

36.
Comment: We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act rule 13a-14(a) also includes the title of the certifying individual.  In future filings, including any amendments, please revise the identification of the certifying individual at the beginning of the certification so that it does not include the individual’s title.  This comment also applies to your Form 10-Q for the quarterly period ending March 31, 2011.

Response: The certifications required by Exchange Act Rule 13a-14(a) for the annual report dated December 31, 2010, and for the quarterly report dated March 31, 2011 will be amended to exclude the certifying individual’s title.

37.
Comment: We note the certifications refer to your business as a “small business issuer” and not “the registrant.”  Please revise future filings, including any amendments, so that the certifications are exactly set forth in Item 601(B)(31) of Regulation S-K.  This comment also applies to your Form 10-Q for the quarterly period ending March 31, 2011.

Response: The certifications required by Exchange Act Rule 13a-14(a) for the annual report dated December 31, 2010, and for the quarterly report dated March 31, 2011 will be amended to refer to the company as “the registrant” not as a “small business issuer.”

38.
Comment: Additionally, it appears that you omitted paragraph 4(b) from your certification in the form 10-K and in your Form 10-Q for the quarterly period ending March 31, 2011.  Please amend your filings so that the certifications are exactly as set forth in Item 601(B)(31).

Response: The certifications required by Exchange Act Rule 13a-14(a) for the annual report dated December 31, 2010, and for the quarterly report dated March 31, 2011 will be amended to include paragraph 4(b), which had been previously omitted in the original filings.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 5 – Stock Award Payable, page 11

39.
Comment: We refer to your disclosure that the “company does not intend to ever issue these shares and will [sic] expects to treat the liability appropriately.”  Please explain why you do not intend to issue the shares and discuss how this factored into the accounting treatment.

Response: The outstanding stock award was recognized as a liability during the third quarter of 2007 and has remained on the records since original recognition.  The award is reviewed quarterly and adjusted to market value when needed.  The originally intended recipient of the stock award has never requested (either verbally or in writing) any portion of the stock award.  Management has discussed the stock award with corporate counsel, and it has been determined that, while it is in our opinion that the recipient has no legal right to receive the stock award, he could still demand receipt of it.  In the spirit of conservatism, management has elected to continue to treat the stock award as a payable, and continues to adjust to market quarterly, and has not factored into the accounting treatment the potential that the award will never be issued.

On behalf of Applied Minerals, Inc., I respectfully submit this response to the SEC comment letter dated July 1, 2011, along with the associated amended Forms 10-K for fiscal year ended December 31, 2010, and 10-Q for the quarter ended March 31, 2011.

Sincerely,

/s/ Christopher T. Carney

Christopher T. Carney
Interim Chief Financial Officer